UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

SUMMARY OF THE MINUTES OF THE 185th BOARD OF DIRECTORS MEETING

HELD ON SEPTEMBER 28, 2011

1. DATE, TIME AND PLACE: On the 28th (twenty eighth) day of the month of September 2011, at 9:00 a.m. (nine o'clock), at the headquarters of Companhia Paulista de Força e Luz, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº 1755, Km 2.5, in the city of Campinas, São Paulo State.

2. CALL:  The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company").

3. ATTENDANCE: All members of the Board of Directors ("Board") and the Board of Executive Officers. It was recorded that, as pursuant to Paragraph 7 of Article 18 of the Bylaws of the Company, Messrs. Francisco Caprino Neto and Ivan de Souza Monteiro sent their votes in advance in writing, thereby confirming their presence.

4. HEAD TABLE: President - Murilo Passos and Secretary - Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, with the right of free expression and dissent offered, to be filed at the Company's head offices, and its publication in the form of a summary with omission of the signatures of the members was approved.

The votes of the members nominated by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After examining the matters on the Agenda, the members considered the following issues and took the following decisions:

(i)        Cognizance was taken of the proposal made by the Board of Executive Officers to update the Company's Strategic Plan for the 2012-2016 period;

(ii)       Cognizance was taken of the activities of the Strategy Committee in the month of September: (i) Mr. Carlos da Costa Parcias was nominated Coordinator and (ii) examined the Company's strategic planning cycle and the updating assumptions used as the basis for the 2012 budget and multi-annual projections used for 2013 to 2016;

(iii)      Cognizance was taken of the managerial highlights and the material facts in the month of September, reported by the CEO;

(iv)      Approval of the minutes of the 183rd and 184th Meetings of the Board held on August 31 and September 12, 2011, respectively, was given;

(v)       Approval  of the second revision of the Policy for Trading CPFL Energia's Securities, in accordance with line "b" of Article 18 of the Company's Bylaws and pursuant to Executive Board of Officers' Resolution No. 2011050 was given, changing the wording of item 1 c) and the inclusion of item 4 of Chapter V - Prohibition of Trading, as well as minor adjustments in the text;

(vi)      Ratification was made, as direct controlling shareholder of CPFL Comercialização Brasil S.A. ("CPFL Brazil"), pursuant to paragraph "p" of the Bylaws of CPFL Energia, for the acquisition by CPFL Brasil of 22.245 MW (twenty-two point two hundred forty-five megawatts) of average incentivized power from São Martinho Energia S.A. ("São Martinho") for supply during the period January 1, 2013 to December 31, 2032, according to Board of Executive Officers' Resolution 2011065.

The members noted that Mr. Murilo Passos abstained from voting on this matter, given that he is a member of Board of Directors of São Martinho.

(vii)     Recommended  to the Company's representatives on the management bodies of subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Jaguari de Energia (“CPFL Jaguari”) and Rio Grande Energia S.A. ("RGE") favorable votes approving the following matters: HIRING AND PARTICIPATION IN ELECTRICITY AUCTIONS FROM EXISTING POWER PROJECTS (AUCTION A-1) AND FROM POWER FROM NEW PROJECTS (AUCTION A-5), FOR DELIVERY AS OF 2012 AND 2016, according to the respective Board of Executive Officers' Resolutions 2011073, 2011055, 2011036, 2011030, 2011029, 2011029, 2011032 and 20111893; and

(viii)    Cognizance was taken of the activities of the Internal Audit Plan through the month of August p.p., presented by Mr. Hélio Takashi Ito, manager of the Internal Audit Office.

6. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and the Secretary. Murilo Passos, Ivan de Souza Monteiro, Francisco Caprino Neto, Claudio Borin Guedes Palaia, Renê Sanda, Carlos Alberto Cardoso Moreira, Ana Dolores M. Carneiro de Novaes and Gisélia Silva.

I hereby certify that this is a summary of the original minutes as recorded in its own book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 11, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.